UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

G3610R109 (Ordinary Shares)

34415V109 (American Depositary Shares)

(CUSIP Number)

Jason Nanchun Jiang

28-30/F Zhao Feng World Trade Building

369 Jiang Su Road, Shanghai 200060, China

People’s Republic of China

+(86) 21-2216-4088

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: Jason Nanchun Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: JJ Media Investment Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, BK, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: Target Sales International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, BK, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	34415V109

1.	NAME OF REPORTING PERSON: Target Management Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, BK, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

This amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is filed jointly by Jason Nanchun Jiang (“Mr. Jiang”), JJ Media Investment Holding Limited (“JJ Media”), Target Sales International Limited (“Target Sales”) and Target Management Group Limited (“Target Management”, and together with Mr. Jiang, JJ Media, and Target Sales, the “Reporting Persons”).

This Amendment No. 8 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on February 5, 2010 (the “Schedule 13D”) by Mr. Jiang and JJ Media with respect to ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”), of Focus Media Holding Limited (the “Company” or the “Issuer”), as previously amended and supplemented by amendments to the Schedule 13D filed on September 10, 2010, June 29, 2011, October 4, 2011, November 25, 2011, April 18, 2012, August 14, 2012 and December 21, 2012.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 29, 2013 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting (“EGM”) of the Company was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the EGM, the Company’s shareholders voted to approve the agreement and plan of merger, dated as of December 19, 2012 (the “Merger Agreement”), by and among the Company, Giovanna Parent Limited (“Parent”) and Giovanna Acquisition Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

On May 23, 2013, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of May 23, 2013, pursuant to which the Merger became effective on May 23, 2013. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly beneficially owned by the Reporting Persons, Fosun International Limited (“Fosun”) and certain other parties.

At the effective time of the Merger, each Ordinary Share, including the ADSs, issued and outstanding immediately prior to the effective time of the Merger, other than a portion of the Ordinary Shares beneficially owned by the Reporting Persons and by Fosun (collectively, the “Rollover Shares”), was cancelled in exchange for the right to receive $5.50 in cash without interest, and for the avoidance of doubt, because each ADS represents five Ordinary Shares, each issued and outstanding ADS (other than any ADS that represents Rollover Shares) was cancelled in exchange for the right to receive $27.50 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of April 9, 2007, by and among the Company, Citibank, N.A. and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. For the avoidance of doubt, there were no dissenting shares in the Merger as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the Merger, each outstanding vested and unexercised option to purchase Ordinary Shares or ADSs granted under the Company’s 2003 Employee Share Option Scheme, 2005 Employee Share Option Plan, 2006 Employee Share Option Plan, 2007 Employee Share Option Plan, 2010 Employee Share Option Plan and/or 2013 Employee Share Option Plan (collectively, the “Company Share Incentive Plans”) was cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $5.50 (in the case of an option to purchase Ordinary Shares) or $27.50 (in the case of an option to purchase ADSs) exceeds the exercise price per Share or ADS of such vested option. There are no outstanding unvested options to purchase Ordinary Shares or ADSs granted under the Company Share Incentive Plans as of the effective time of the Merger.

Except as provided under (i) the chairman rollover agreement entered into concurrently with the execution and delivery of the Merger Agreement by and among Giovanna Group Holdings Limited (“Holdco”), Parent and the Reporting Persons, (ii) the management rollover agreements entered into concurrently with the execution and delivery of the Merger Agreement by and between Holdco and certain members of the senior management of the Company, namely Gancong Deng, Xiaomin Du, Kit Leong Low, Jun Long, Lan Luo, Wei Ni, Qian Qian, Yafang Tu, Yuchun Wang, Yan Chen and Chenjun Tao (the “Management Rollover Securityholders”) and (iii) the arrangement with respect to restricted share units held by certain non-management directors, namely Fumin Zhuo, Nanpeng Shen, Daqing Qi, David Ying Zhang, Ying Wu and Charles Chao, and certain consultants, namely Wei Gong, Junyan Li and Alex Deyi Yang (collectively, the “Director and Consultant Parties”), at the effective time of the Merger, each outstanding restricted share unit granted under the Company Share Incentive Plans was cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger, a restricted cash award in an amount equal to the number of Ordinary Shares or ADSs underlying such restricted share unit immediately prior to the effective time of the Merger multiplied by $5.50 (for a restricted share unit representing the right to receive Ordinary Shares) or $27.50 (for a restricted share unit representing the right to receive ADSs) and subject to the same vesting terms applicable to the unvested restricted share unit from which it was converted.

Immediately prior to the closing of the Merger, all restricted share units held by the Reporting Persons that are outstanding as of January 1, 2013 became vested. At the closing of the Merger, other than a portion of the restricted share units held by the Reporting Persons (such portion being the “Chairman Rollover RSUs”), each restricted share unit held by the Reporting Persons was cancelled and converted into the right to receive cash in an amount equal to $5.50 (for a restricted share unit representing the right to receive Ordinary Shares) or $27.50 (for a restricted share unit representing the right to receive ADSs). Each Chairman Rollover RSU was cancelled without consideration and the Reporting Persons subscribed for newly issued ordinary shares of Holdco at an aggregate subscription price that was offset by the merger consideration otherwise payable to the Reporting Persons in respect of the Chairman Rollover RSUs and the Chairman’s Rollover Shares.

Each restricted share unit held by the Management Rollover Securityholders as of January 1, 2013 (collectively, the “Management Rollover RSUs”) was cancelled at the closing of the Merger without cash consideration and, as soon as reasonably practicable following the closing of the Merger, will be replaced by a number of restricted shares units of Holdco, which are exchangeable for ordinary shares of Holdco, equal to the product (rounded down to the nearest whole share) of (x) the number of restricted share units subject to rollover multiplied by (y) the ratio of the per Ordinary Share merger consideration to the per share value of each ordinary share of Holdco (which is obtained by dividing the aggregate equity contribution to Holdco on the closing of the Merger by the number of ordinary shares of Holdco issued on the closing date). The restricted share units of Holdco granted to each Management Rollover Securityholder will vest on the dates set forth in his or her Management Rollover Agreement if such Management Rollover Securityholder remains continuously employed by the Company after the Merger on each applicable vesting date.

Each restricted share unit held by the Director and Consultant Parties as of the effective time of the Merger was cancelled at the effective time of the Merger and converted into the right to receive restricted cash awards, which will vest as soon as practicable after the closing of the Merger as to be determined by Parent. Upon vesting, each Director and Consultant Party will be paid a cash amount equal to the product of $5.50 and the number of Ordinary Shares underlying the restricted share units from which the restricted cash award was converted.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on May 23, 2013 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

( a) –(b)	As of the date of this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)	Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) – (e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2013

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

Target Management Group Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director